Schneider Electric

07025071

RECEIVED

2007 JUL 10 A 8:54

2 July, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Miscellaneous:
- Investors presentation June 2007 (Annex 1),

Press release:
- Schneider Electric receives SAMA Award (19 June 2007, Annex 2),
- Schneider Electric enters into exclusive negotiations with Eaton Corp. for the divestment of MGE UPS Systems' operations in small systems (21 June 2007, Annex 3)

Information published in the BALO:
- Auditors' reports on the Annual accounts 2006, BALO n° 67 published on 4 June 2007 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUL 1 3 2007
THOMSON
FINANCIAL

7/10

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 931 467 624 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Philippe L

Secretary of the Board
Mr Philippe BOUGON

Annexe 1

Investors Presentation June 2007



Merlin Gerin
Square D
Telemecanique

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Schneider Electric

Schneider Electric

Overview


AURORA

Schneider Electric

A world leader in Power & Control addressing 4 end markets


Buildings – 37%


Industry – 32%


Residential – 15%


Energy & Infrastructure – 16%

Electrical Distribution
No. 1 worldwide

Make power safe, available and reliable

Automation & Control
No. 2 worldwide

Control and protect machines and installations

Energy management

Ensure uninterrupted and high quality power, optimise energy consumption

Schneider Electric

A worldwide coverage with strong local operations

Schneider Electric

- €15.6 billion sales, 190 countries
- 113,000 employees
- 219 factories
- 7,300 R&D people in 25 countries
- ~ 750,000 references

2006 figures including APC on a pro forma basis

Sales, Employees, Factories by geographical region

Region	Sales (€)	Employees	Factories
North America	30%	28 000	48
Europe	44%	50 000	97
Rest of the World	8%	7 500	22
Asia-Pacific	18%	27 500	52

Schneider Electric

Strong increase of all indicators in 2006

Key profitability indicators in €m

	2005	2006	% change
Sales	**11,679**	**13,730**	**+18%**
Organic growth	***+7.9%***	***+10.7%***	
Gross margin	4,755	5,679	+19%
Margin %	*40.7%*	*41.4%*	*+0.7pt*
EBITDA*	1,972	2,506	+27%
Margin %	*16.9%*	*18.3%*	*+1.4pt*
Operating income**	**1,565**	**2,001**	**+28%**
Margin %	***13.4%***	***14.6%***	***+1.2pt***
Net financial expense	(105)	(121)	-
Income tax	(428)	(535)	-
Minority interest	(38)	(36)	-
Net income	**994**	**1,309**	**+32%**
Earnings per share	***4.56***	***5.95***	***+31%***
Dividend per share	**2.25**	**3.00**	**+33%**

* *Operating income + net depreciation and amortization*

** *Including restructuring costs & impairment of €116m in 2006 (€115m in 2005)*

Schneider Electric

Enhanced cash generation

Uses and sources of cash in €m	2005	2006	
Net debt at January 1	**(667)**	**(1,762)**	
Operating cash flow	**1,548**	**1,921**	+24%
Capital expenditure – net*	(476)	(481)	
Change in operating working capital	(104)	(413)	
Change in non-operating working capital	(119)	80	
Free cash flow	**849**	**1,107**	+30%
Dividends	(395)	(493)	
Acquisitions	(1,267)	(1,006)	
Other	(282)	319**	
Increase in net debt	**(1,095)**	**(73)**	
Net debt at December 31	**(1,762)**	**(1,835)**	

* *Including R&D capitalization of €132m in 2006 (€109m in 2005)*
** *Including reimbursement of Legrand vendor loan: €177m and exercise of stock options: €113m*

Schneider Electric

Solid financial structure

Key financial structure ratios

	2005	2006
Interest coverage (EBITDA / Debt costs)	19x	24x
Funds from operations / net debt**	52%	66%

Key profitability ratios

	2005	2006
Cash ROCE (After tax EBITDA/Capital Employed)	13.2%	14.6%
Cash ROE (Operating cash flow/Shareholders' equity)	18.6%	21.7%

Acquisitions	Successful	2007 target
(mainly APC)	capital increase	FFO / net debt > 35%
€5.1 bn (EV)	€1.0 bn	BBB+ rating

* *S&P definition*

Schneider Electric

Review of new² priorities



Schneider Electric

A unique positioning in a promising industry

Long-term growth drivers in the industry

- ⇨ Massive electrification needs worldwide
- ⇨ Pervasion of automation everywhere
- ⇨ Fast rising demand for energy savings
- ⇨ Power reliability and quality increasingly critical
- ⇨ Outsourcing of non core competencies

Key strengths of Schneider Electric

- ⇨ Leading positions in Power & Control
- ⇨ Comprehensive, integrated & innovative offering
- ⇨ Wide geographical coverage with strong local presence
- ⇨ Flexible business model based on partnerships
- ⇨ Capacity to play a consolidation role through acquisitions

new² priorities: an offensive strategy of profitable growth

- Expand geographic coverage
- Increase advantage in R&D and innovation
- Develop new businesses
- Deploy comprehensive solutions & services for each type of customer

efficiency

- Rebalance production
- Optimise of logistics
- Boost productivity & globalisation

people

- Develop competencies & diversity

Invest in fast growing emerging countries

Sales organic growth
2005-2006 average: +15%



Eastern Europe
+17%
Africa Middle East
+19%
China
+16%
India
+34%
South America
+26%
Other Asia Pacific
+9%

Contribution of emerging countries to Group sales (%)



18
27
31
2001
2004
2006

⇒ **High growth in emerging countries in 2006 combined to an exceptional performance in mature countries**

Schneider Electric

Innovation : sustain high level of R&D investment

Innovation in figures

- **~ 5% of sales** invested in R&D
- **6 500** R&D team members in **25 countries**
- **60** Application Centers in **18** countries
- Partnerships with **50** private university laboratories

⇨ **Consolidation of presence in high tech countries**

⇨ **Deployment of resources in emerging countries**

⇨ **2006 sales of the 40 major programs increased by more than 50% over 2005**



United States
France
Germany
Shanghai (China)
Japan
Monterrey (Mexico)
Bangalore (India)

⇨ **Most products "future ready", embarking intelligence**



Powerpact



Motor drive ATV31



Display & touch-screens

⇨ **Schneider Electric is leader of "*HOMES*" project, supported by the French Industrial Innovation Agency: building active control for energy efficiency**

Schneider Electric

Increase growth potential and reduce cycle sensitivity through new businesses

Orders organic growth average 2005-2006



Power
Control
Low & Medium Voltage
Industrial Control
Automation +8%
Building Automation +8%
+7% Ultra Terminal
Home Control +9%
Services +15%
Energy Management
Critical Power
Energy efficiency +16%

Contribution of new businesses to Group sales (%)



21
36
42
2001
2004
2006

⇒ **Contribution of new businesses x2 over 2001-2006**

Schneider Electric

Rebalance production costs with sales

efficiency

2005-2006 results

⇒ **Stepped-up transfer of sourcing**

- +70% in volume over 2 years

⇒ **Optimisation of manufacturing base**

⇒ **Rebalanced production costs**

- € 529m to low-cost countries
- of which € 250m to non-euro zone

Rebalancing from high-cost to low-cost countries



% in low-cost countries
2004A
Sales
Production costs
27%
18%
2006A
Sales
Production costs
31%
28%
2008F
Sales
Production costs

Produce closer to the customer
to improve customer service & reduce logistics costs

Schneider Electric

Optimise logistics organisation
Pursue other efficiency plans

Efficiency

⇨ **Reduction in logistics costs: - 0.8pt of sales**

- Closure of 28 logistics centers mainly in Europe and Asia
- Creation of regional centers (Europe, Hong Kong)
- Launching of savings plans on transportation

⇨ **IT System**

- Outsourcing of IT infrastructure in Europe completed in 2005
- Implementation of a global core system (first pilot already launched)

⇨ **Lean Manufacturing for 140 sites at the end of 2006**

⇨ **Quality improvement through 3,600 Six Sigma projects launched**

⇨ **Base Costs monitoring while investing in growth**

- 7.6%* increase in R&D and SG&A vs 10.7%* sales growth in 2006

** Excluding currency and perimeter effects*

Develop competencies and diversity of people

people

⇒ **Develop competencies**

- Three-year competencies plans
- Schneider Electric University: creation of two new training institutes
- Apprenticeship programs

⇒ **Strengthen through diversity**

- 105,000 employees in 106 countries, of which 80% outside France
- China, with ~9,000 employees, ranks n°3 behind France and USA
- 800 top international jobs assumed by 59 different nationalities

⇒ **Improve safety**

- Creation of corporate and local committees
- - 32% reduction in lost days due to work place injuries

⇒ **Measure employees satisfaction through surveys**

- 78% answer rate
- Strong commitment from all employees

Focus on Energy Efficiency



Schneider Electric

Energy efficiency:
A strong portfolio

Customers demand

⇨ **World energy consumption to rise 70% by 2030**, with 75% of new demand driven by emerging markets

⇨ **Increasing needs for reduction of:**

- **energy costs**
- **CO_2 emissions**

- 10% to - 30%
of energy savings for customers

Schneider Electric's unique offer

⇨ **Enabling products**: variable speed drive, motor control, sensors…

⇨ **Monitoring & control**: supervisory software, metering, remote services…

⇨ **High value services**: audits and assessments, performance based services, energy management tools…

Potential annual market growth of +15% to +20%

Schneider Electric

Energy efficiency:
Examples of products for applications

Peak demand avoidance



HVAC control



Lighting control system



Power Quality



Pumping control system



Public lighting



Schneider Electric

Energy efficiency:
Enhancing performance on every market

Deliver a bundle offer

Industry & Infrastructure a key target, especially around motors


Variable speed drives
Power metering
Energy management systems
Automation solutions

- Over 30% of the consumed energy
- Motors account for 60% of the electricity usage
- Average facility can reduce energy consumption by 10 to 20%

Buildings the biggest consumer, hence a priority


HVAC control
Lighting control
Building management systems
Power factor correction

- Over 20% of the consumed energy
- Renovation can yield up to 30% of energy savings

Residential fragmented but high potential!


Lighting control
Heating monitoring
Shutter control

- 20% of the consumed energy
- 10 to 40% electricity savings using energy efficient products

Schneider Electric

Update on APC



Schneider Electric

APC, a strategic acquisition in Critical Power & Cooling Services

APC is the worldwide brand of reference in small systems and the fastest growing player in large systems

Small Systems (73%)



Large Systems (24%)



	2006
⇨ Sales	$2.4 billion
⇨ Employees	8,300
⇨ Research & Development	~5% of sales

Schneider Electric

High value creation potential

- ⇒ Critical Power & Cooling Services: a fast growing segment, +8% per year
- ⇒ APC – MGE : an uncontestable global leader with market share above 30%
- ⇒ A turnaround opportunity in large systems
- ⇒ Sizeable synergies of $220m between APC and MGE (research & development, SG&A, sales, services, purchasing, routes to market…)
- ⇒ Strengthen leadership in electrical distribution through a widened offer and gain a new stature

Value creation of $3.3 bn

Schneider Electric

Progress of acquisition in line with plan

- **Closing completed on February 14, 2007 – divestment of MGE operations in small systems on track (sales: ~€150m)**
- **Confirmation of the business plan and synergies presented at the acquisition date**
- **Creation of a Critical Power & Cooling Services business unit**
  - Combination of APC and MGE resources
  - Appointment of all executives

APC | MGE
Critical Power and Cooling Services

- **Launch of first integration plans**
  - Brand and commercial policy defined – customers information
  - Offer optimisation and costs controlling

Schneider Electric

Strategic and integration roadmap


Action plans by line of business
Leverage Home & Distributed
Turnaround Enterprise & Systems
Deploy Projects & Services
Boost Management Software
Transversal initiatives
Ensure high customer satisfaction
Deliver full data center solution
Improve supply chain performance
Capture synergies
Leverage central functions

Schneider Electric

Key challenges for 2007

⇒ **Leverage Small Systems**
- Upgrade the APC portfolio
- Accelerate new product development

⇒ **Turnaround Large Systems**
- Review the offering: product selection, termination of unprofitable product lines
- Deploy the Services business model
- Start restructuring actions

⇒ **Improve Supply Chain performance**
- Ensure quality and customer satisfaction
- Reduce complexity and number of SKUs
- Control inventories and capital employed

⇒ **Capture Synergies**
- 23 action plans defined
- 87% in detailed roadmap

Outlook



Schneider Electric

new² second phase targets
Potential for further performance

"Stimulate sales growth, achieve higher profitability"

	Initial new² targets	Actual 2005-2006	new² second phase targets
Sales Organic Growth *Mid-term, assuming 3% world GDP growth*	>5%	9.3%	>6%
EBITA* Margin *Over the business cycle*	12.5%-14.5%	+2.2pts (2006: 14.7%)	13.0%-15.0%
ROCE Improvement** *Assuming organic growth in line with target*	+2-4pts	+2.0pts	+2pts

* *EBIT before amortisation of purchase accounting intangibles*
** *After tax EBITA / Capital Employed = Shareholders' equity + Net debt + Provisions*

Schneider Electric

Sales organic growth target lifted to +6%

Organic growth relative to World GDP



1995-2004
2005-2006
Initial target
new² second phase target
+1pt
+4pts
+2pts
+3pts
Favourable economic conditions
Growth drivers:
Emerging countries
New businesses
Innovation
APC strong growth prospects

Mid-term organic growth target



Initial
Second phase
+2pts
5%
+3pts
6%
World GDP 3%

Schneider Electric

EBITA margin target lifted to 13.0%-15.0%

EBITA margin analysis



1999-2004
2005-2006
Initial new² target
APC acquisition
new² second phase target
13.4%
11.4%
12.4%
13.5%
14.7%
13.7%
13.0%-15.0%
1999
2000
2001
2002
2003
2004
2005
2006
2006
Proforma**
EBIT margin sustained between 11.4% and 13.4%
EBITA* margin up 2.2 pts vs. 2004
Target raised by 0.5pt

* *EBIT before amortisation of purchase accounting intangibles (€12m in 2005 and €18m in 2006)*

** *Including APC consolidation on a full year basis*

Schneider Electric

Potential EBITA margin improvement > +1pt over 2007-2008

Earnings drivers in pts of margin

	2007-2008 period
⇒ Potential productivity savings *(Rebalancing, Logistics & other)*	+2.0 / +3.0pts
⇒ Investments in organic growth *(New businesses and geographies)*	-0.75 / -1.25pt
⇒ Business mix *(Services, Packages & Solutions, …)*	-0.5 / -1.0pt
⇒ Turnaround of APC and synergies	+0.5pt
⇒ **Potential EBITA margin improvement** ***(in the same economic environment)***	+1.0 / +1.5pts vs 2006 Proforma*

** Including APC consolidation on a full year basis*

Schneider Electric

ROCE improvement target set at 2pts over 2007-2008

ROCE analysis (EBITA / Capital employed*)



2005-2006
APC acquisition
new² second phase target
9.7%
2004
+3.5pts
Operating improvement
13.2%
2006 at constant perimeter
Impact of acquisitions
11.8%
2006
Impact of APC acquisition
9.3%
2006 Proforma**
+2pts
2008 Target
Assuming organic growth at 6%

* Capital Employed = Shareholders' equity + Net debt + Provisions,
** Including APC consolidation on a full year basis

Schneider Electric

New sales organic growth record in first quarter 2007

Sales organic growth by region

	Q1 2007
Europe	+14,6%
North America	+9,3%
Asia-Pacific	+16,2%
Rest of the World	+17,6%
Group	**+13,7%**
Inc. Emerging countries*	***+19,4%***

* *Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World*

Breakdown of sales current growth

	Q1 2007
Organic growth	+13.7%
Perimeter effect	+12.9%
Currency effect	- 4.2%
Current growth	**+22.4%**
APC-MGE organic growth*	***+18%***

* *This figure indicates the underlying performance of the Critical power « business unit » in the first quarter and not the Group consolidated organic growth, as APC acquisition is fully integrated in the perimeter until February 14, 2008.*

Schneider Electric

Outlook

Assuming current economic conditions,
Schneider Electric anticipates

exceeding its revised new^2 company program target with organic sales growth for full-year 2007 of 8%

Key value creation drivers

GROWTH POTENTIAL	BUSINESS MODEL	OPERATING MARGIN	FINANCIAL STRUCTURE
Electrification needs worldwide	Leadership positions	High level of profitability	Strong & steady cash flow
Emerging countries	Innovation	Productivity plans	Low capital intensity
New businesses	Geographical organization	Rebalancing	Dividend pay out
Energy savings solutions	Partners	Resilience across the cycle	Financial leverage opportunity
Services opportunities	Premium brands		

Schneider Electric has the ability to deliver attractive returns to its shareholders

Schneider Electric

Contacts and Calendar

Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Grégoire Rougnon - Investor Relations Manager
gregoire.rougnon@schneider-electric.com

: +33 (0)1 41 29 87 50
www. schneider-electric.com

August 1	Interim results	9:30 Conference Call
October 23	3rd Quarter 2007 Sales	9:30 Conference Call

Schneider Electric

Appendices


AURORA

Schneider Electric

Example of dedicated solutions for our customers: Cairo International Airport, Egypt


Energy management systems
Electrical distribution
Bus Duct
Energy management – Power Control
& Monitoring System PCMS
Monitor Pro
Workstation
Canalis
KBA
Power Logic – Energy Saving
Switchboards & Transformers
Critical Power
& Cooling Services

Schneider Electric

Promote sustainable development through strong commitments

2005-2008 Targets	2006 Results
People	
▪ Reduce the number of lost days from work injuries by -20% per year	☺
▪ Guarantee 100% of employees have basic health insurance	☺
▪ Ensure 20% of people under international mobility program are women	☺
Community	
▪ Donate € 1m worth of Schneider Electric equipment per year	☺
▪ Ensure 90% of sites have a commitment in the area of youth opportunities	☺
Environment	
▪ Guarantee 100% of manufacturing and logistic sites are certified ISO 14001	☺
▪ Provide an environmental profile for 120 products	☺
▪ Reduce energy consumption per production site by - 10%	☺
Corporate responsibility	
▪ Make 60% of total purchases from suppliers who support the global compact	☺
▪ Be included in the 4 major socially responsible investment index families	☺

Schneider Electric

Record organic sales growth

Organic sales growth by geographical region in %

	2006
Europe	+9.6%
North America	+7.5%
Asia Pacific	+15.7%
Rest of World	+17.6%
Group	**+10.7%**
o/w Emerging Countries*	***+17.1%***

* *Emerging countries: Eastern Europe + Asia Pacific + Rest of World*

Schneider Electric

Strong organic growth in operating income

Analysis of change in operating income (in €m)



1,565
2005
+512
Volume
-88
Mix
-86
Net Raw Materials Impact*
+307
Gross Industrial Productivity**
-295
Operating Costs***
-18
Other
Organic Growth
+1
Currency Effects
+103
Perimeter
2,001
2006
△ 06/05
+21%
+0%
+7%
+28%

* Of which Sales Price: +141 and Raw Materials impact: -227

** Of which Purchasing: +97, Lean Manufacturing: +50, Rebalancing: +84, Other plans: +76

*** Of which Production Labour & Other Costs: -64, SG&A/R&D costs: -231

Schneider Electric

Sustained industrial productivity gains

Breakdown of productivity gains (in €m)

	2005	2006
Purchasing	130	97
Lean Manufacturing	61	50
Rebalancing	66	84
Other plans	47	76
Gross industrial productivity	**304**	**307**
as % of products' cost of sales*	***5.1%***	***4.5%***

** Excluding cost of sales for services and related businesses*

Schneider Electric

Strong rise in operating income in all regions

Sales breakdown by region



100= €11.7bn
100= €13.7bn
49%
47%
Europe
26%
27%
North America
17%
18%
Asia Pacific
Rest of World
2005
2006

Operating margin and income by region



Europe
13.5%
15.4%
762
983
+29%
North America
13.3%
14.0%
406
518
+28%
Asia/Pacific
12.9%
13.0%
263
327
+24%
Rest of World
14.0%
15.5%
134
173
+29%
2005
2006

Schneider Electric

FY2006: Sustained growth and strong profitability improvement in Q4 06

APC 2006 quarterly performance (in m$)


479
560
621
718
2.8%
4.8%
7.1%
9.1%
Q1
Q2
Q3
Q4

APC key 2006 figures

(in $m)	FY 2006
Sales	**2,378**
Growth %	*+20%*
Gross Profit	**804**
Gross Margin %	*33.8%*
Operating profit	**150***
Operating Margin %	*6.3%*

- **Continued sales growth through the year**
- **Steady recovery in operating margin**

* *Excluding non-recurring charges of $56m*

Schneider Electric

Impact of APC consolidation

- **APC to be consolidated from February 15, 2007**
- **Balance sheet impact**
  - Goodwill before purchase accounting: $4.5bn
  - Purchase accounting to be finalised within 12 months
- **P&L impact**
  - Annual amortisation charge of intangibles estimate: €60-80m
  - APC's organic growth included in perimeter effect for the first 12 months

2006 key proforma* figures

(in €m)	FY 2006
Sales	**15,627**
Gross profit	**6,320**
Gross Margin %	*40.4%*
EBITA**	**2,138**
EBITA Margin %	*13.7%*

* *Including APC consolidation on a full year basis*
** *EBIT before amortisation of purchase accounting intangibles*

Schneider Electric

Building
a New Electric World



Schneider Electric

Annex 2

Schneider Electric

Press Release

Schneider Electric Receives SAMA Award for Outstanding Corporate Performance in Strategic Customer Management

(Rueil-Malmaison – June 19, 2007) – Schneider Electric has been honored by the Strategic Account Management Association (SAMA) with an award for its outstanding corporate performance in strategic customer management. The annual award was presented this year to Schneider Electric's Global Business Development (SGBD) program and its leader, Senior Vice President Jean-Marc Debeaux, for their work in delivering value added services to a select group of worldwide strategic accounts.

Schneider Electric stood out from the other nominees for its effective management of its Strategic Accounts, the value added of the services offered to its leading global customers, the SGBD program's sales strategy and its operational deployment in the global marketplace.

"*This award is a real encouragement for the entire SGBD team*," said Jean-Marc Debeaux, SGBD Senior Vice President. "*Our commitment to making our businesses customer-centric is paying off around the world. The SGBD program has been highly successful in a short period of time. Initially planned to manage 50 large customers, it is now leveraging 70 Global Strategic Accounts. SGBD defines and implements Schneider Electric's strategic account strategy and in every host country, our customers appreciate the personalized support they get from Schneider Electric.*"

"Schneider Electric and SAMA share a similar commitment and vision to create greater customer value," said Bernard Quancard, President of the Strategic Account Management Association. "The success of the SGBD stems from Schneider Electric's commitment to be totally customer-centric to serve customers globally."

SGBD: a dedicated organization

Led by Jean-Marc Debeaux, SGBD delivers dedicated solutions worldwide to 70 multinational companies with business-critical power and automation needs. "*Today, 70 world-class organizations appreciate our innovative, differentiating solutions, custom-designed for their business,*" added Mr. Debeaux, "*because they enable them to reduce capital expenditure and optimize operating costs. These 70 customers have pushed energy efficiency and reliability to the forefront of their strategic priorities. More than ever, power, automation and safety management are priority issues for our customers. Increasingly, they prefer to sign confidential agreements that enable them to acquire a differentiating competitive advantage in their business.*"

Schneider Electric's SGBD program is a dedicated organization for global enterprises interested in developing special relationships with their key suppliers. To serve them, the Group offers preferred supplier contracts to ensure that they enjoy high-level contacts.

Thanks to shorter communication and decision-making circuits, SGBD can leverage resources across the Group and around the world very quickly to provide the right solutions and services at each stage of a company's international expansion and achieve the highest level of customer satisfaction.
The 70 Strategic Accounts served by SGBD can tap into Schneider Electric's deep knowledge of process automation (automobile manufacturing, cement production, etc.), energy management in large industrial and commercial buildings (pharmaceuticals, mass retailing, etc.), IT center protection and electrical distribution and monitoring for water treatment.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

About Schneider Electric
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. Schneider Electric's 112,000 employees generated sales of €13.7 billion in 2006 through 15,000 distributor outlets in 190 countries.

Schneider Electric

Giving the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annexe 3

Schneider Electric

Press Release

Schneider Electric enters into exclusive negotiations with Eaton Corp. for the divestment of MGE UPS Systems' operations in small systems

Rueil Malmaison, June 21, 2007 – Schneider Electric announced today it has entered into exclusive negotiations with Eaton Corp. ("Eaton") for the divestment of MGE UPS Systems operations in small systems (the "Business"), as per its prior commitment to the European Commission following the acquisition of American Power Conversion.

Eaton is offering €425m (on a debt free cash free basis) for the Business, which generated revenues of €156m in 2006 and an EBIT margin of 20.5%.

Eaton intends to pursue the Business' current development strategy, which has been very successful in recent years, relying on the existing management team and the expertise and know-how of its employees.

The parties believe that they could be in a position to reach a mutually satisfactory agreement in July, following the completion of all prior legal requirements, and in this case to close the transaction during the third quarter.

About Eaton Corp.
Eaton Corporation is a diversified industrial manufacturer with 2006 sales of $12.4 billion. Eaton is a global leader in electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. Eaton has 61,000 employees and sells products to customers in more than 125 countries. For more information, visit www.eaton.com

About MGE UPS Systems
MGE UPS Systems, a subsidiary of Schneider Electric, is a world leader for intelligent power protection solutions for business continuity. MGE's offer is designed to provide its customers with total protection throughout the lifetime of their mission-critical installations. It includes the MGE PowerServicesTM program, the largest factory-direct service organization in the world, a full range of equipment: uninterruptible power supplies, static transfer switches, harmonic filters, and advanced power management solutions. MGE's 3500 experts and their partners guarantee the excellence of MGE UPS SYSTEMS products and services in more than 100 countries.
MGE UPS SYSTEMS has received the Frost & Sullivan "UPS Company of the year" in 2005 & 2006.
www.mgeups.com

About Schneider Electric
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact:
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

END